July 27, 2015

FILED ON EDGAR
Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:   AMERICATOWNE, INC.
          FORM 10-K FOR FISCAL YEAR ENDED DECEMBER 31, 2014,
          AS AMENDED FILED APRIL 17, 2015 AND JULY 17, 2015, AS AMENDED
          RESPONSE DATED JULY 6, 2015
          FILE NO. 000-55206

Dear Mr. Spirgel:

This letter is in response to your July 24, 2015 comment letter to Alton Perkins, Chairman of the Board, Chief Executive Officer and President for AmericaTowne, Inc. (the "Company"). I have been retained by the Company to respond to your comments and to subsequently amend the above-referenced filings; however, please continue to communicate directly with Mr. Perkins in the ordinary course, and please feel free to contact me with any follow up questions or comments.

Form 10-K/A for Fiscal Year Ended December 31, 2014

Item 9A. Controls and Procedures, page 60

1.   As previously requested in comment 14 in our June 5, 2015 letter, please provide a statement pursuant to the instructions to Item 308 of Regulation S-K.

      Response: The Company shall provide the following statement in Item 9A: "This annual report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies."

Report of Independent Registered Public Accounting Firm, page F-2

2.   Please request your auditor to provide an explanatory paragraph referencing the restatement disclosures on page F-8.

      Response: The Company will comply through an appropriate amendment on Form 10-K/A.

Note 2. Summary of Significant Policies

Basis of Presentation, page F-8

3.   Refer to the second paragraph. Please revise the last sentence to refer to ASC 605-45-45 instead of ASC 250-10-50-7.

      Response: The Company will comply through an appropriate amendment on Form 10-K/A.

4.   Refer to the third paragraph. Please delete this reference to the comment letters.

      Response: The Company will comply through an appropriate amendment on Form 10-K/A.

Very truly yours,
PAESANO AKKASHIAN, PC

/s/Anthony R. Paesano
Anthony R. Paesano

Statement of Chairman of the Board and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Alton Perkins
Alton Perkins
Chairman of the Board
President